United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: William Langdon, Jr.

Address of person relying on exemption: PO Box 19626, Houston, TX 77224

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.

PROXY MEMORANDUM

DATE: April 7, 2025

TO: Shareholders of Amplify Energy Corp. (AMPY)

FROM: William Langdon, Jr., Amplify Energy Corp. shareholder since 2017 and beneficial owner of 50,000 shares

RE: Amplify Energy Corp. April 14, 2025 Special Meeting of Shareholders

Only one week until the special meeting!

Glass, Lewis & Co. recommends voting AGAINST both proposals.

The highly dilutive and potentially management entrenching Stock Issuance Proposal is a bad deal for existing shareholders.

Amplify’s stock price has fallen 55% since the proposed merger was announced (vs. a decline of 13% for the S&P 500 Index).

Source: Morningstar, Inc.

Please VOTE AGAINST Proposal Nos. 1 and 2.

If you have already voted, you may change your vote before the meeting and any adjournments.

Thank you for your consideration.

Respectfully,

William Langdon, Jr.
PO Box 19626
Houston, Texas 77224
Tel. 1-713-256-3311
Email: William.Langdon.Jr@gmail.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.

PLEASE DO NOT SEND YOUR PROXY TO ME.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.